UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Magnum d’Or Resources, Inc.
(Exact name of registrant as specified in its corporate charter)

Nevada	0-31849	98-0215222
(State or other jurisdiction of	Commission	(I.R.S. Employer
incorporation organization)	File Number	or Identification No.)

1326 S.E. 17th Street, #513
Ft. Lauderdale, Florida 33316
(Address of principal executive offices)

(305) 420-6563
(Issuer’s Telephone Number)

Approximate Date of Mailing: January 12, 2007

MAGNUM D’OR RESOURCES, INC.
1326 S.E. 17th Street, #513
Ft. Lauderdale, FL 33316

________

Information Statement pursuant to
Rule 14f-1
________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on January 11, 2007, of shares of $.001 par common stock (“Common Stock”) of Magnum d’Or Resources, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (the “Commission”) Rule 14f-1. As of such date, we had 5,785,000 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote and 10,000,000 shares of Preferred Stock issued and outstanding, all of which shares are entitled to twenty votes per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This information statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended is being circulated to the shareholders of Magnum d’Or Resources, Inc., in connection with the change of control occurring on December 20, 2006, whereby Mr. Chad Curtis obtained voting control of the Company. We are a reporting company pursuant to the Exchange Act of 1934, as amended.

THE TRANSACTION

On December 20, 2006, Mr. Chad Curtis acquired 10,000,000 shares of the Company’s voting Preferred Stock (the “Shares”) from Sunrise Lighting Holdings. Each Share entitles the holder to the equivalent of 20 voting shares of the Company’s common stock and, therefore, provides Mr. Curtis voting control of the Company. In connection with the consummation of this transaction, Xuguang Sun resigned as an officer and director of the Company and Chad Curtis was appointed President and Chief Executive Officer of the Company and was elected to the Company’s board of directors. Mr. Curtis will lead the Company’s efforts to seek out potential acquisition candidates and manage the negotiations and acquisitions process necessary to complete acquisitions for the Company. In connection with the change of control the current directors agreed to serve the Company until a new board was assembled.

Possible Acquisition

The Company has entered into a non-binding letter of intent to acquire Terra Elastomer Technologies S.L., a company based in Dusseldorf, Germany (“Terra”). Terra, through its subsidiaries, is a manufacturer of granulator and state-of-the-art shredding equipment for use in the recycling industry and also designs and builds recycling and electronic scrap plants under commission from non-affiliated third parties. Inteso, a subsidiary of Terra, reprocesses elastomer-based waste and scrap materials which result from the manufacture of industrial rubber goods and tires. No specific terms or conditions have been agreed to. The transaction is subject to the Company’s due diligence and such other conditions in a transaction of this nature, and thus no definitive agreement has been consummated between the Company and Terra. The letter of intent does provide, however, that the Company has exclusivity until March 31, 2007, thereafter, if no definitive agreement is signed, neither party will be obligated to complete the transaction.

CHANGES IN MAJORITY OF DIRECTORS

As a result of the Change of Control, Mr. Curtis has asked for the resignation of the Company’s current officers and directors, each of whom agreed to resign effective 10 days after the mailing of this Statement to the Company’s Shareholders. Immediately thereafter the following individuals will be appointed by Chad Curtis to serve as directors (the Appointees”):

•	W. Howard Chan
•	Claude Roy Kirk, Jr.
•	Joseph J. Glusic

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It contains certain biographical and other information concerning the new proposed executive officers and directors of the Company. Our filings and exhibits may be inspected without charge at the public reference section of the Commission at 100 F Street, N.E., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The following sets forth the compensation of the Company’s executive officers for the three fiscal years ended September 30, 2006.

Name and	Fiscal Year
Principal	Ended				All Other
Position	September 30	Salary	Bonus	Options	Compensation

Xuguang Sun (1)	2006	$0	$0	$0	$--
President and Chief	2005	$0	$0	$0	$--
Executive Officer	2004	$0	$0	$0	$--

Shaojun Sun (1)(2)	2006	$0	$0	$0	$30,000
Vice President and	2005	$0	$0	$0	$--
Chief Financial Officer	2004	$0	$0	$0	$--

(1) Mr. Xuguang Sun and Mr. Shaojun Sun became the Executive Officers of the Company in October 2005.
(2) Mr. Shaojun Sun received 200,000 common shares to pay for his compensation total $30,000 for the year ended September 30, 2006.

The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the Common Stock currently held by them in connection with any future participation by the Company in a business.

There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

Compensation of Directors

Our Director’s are not paid any compensation.

PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth as of December 28, 2006, the number and percentage of the 5,785,090 outstanding shares of Common Stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and Address	Common Stock	Percent of Class

Chad Curtis	200,000,000 (1)	97.19%
595 Stewart Avenue
Garden City, NY 11530

Shaojun Sun	334,820	0.16%
1108 W Valley Blvd, STE 6-399
Alhambra, CA 91803

John Yee	132,500	0.06%
2720 Anchor Place
Coquitlam, BC V3C 3S5

Ka Suen Chau	0	0.00%
1719 International Trade Centre
11-19 Sha Tsoi Road
Tsuen Wan, N.T. Hong Kong, China

All Executive Officers and
Directors as a group (4 persons)	200,467,320	97.41%

(1)
Represents the voting beneficial ownership of 200,000,000 shares of Common Stock of the Company created by the voting power of its 10,000,000 shares of Preferred Stock of the Company. Each share of Preferred Stock entitles the holder to the equivalent of 20 voting shares of Common Stock.

The stock transfer agent of the Company is Holladay Stock Transfer, Inc., 2939 N. 67th Place, Scottsdale, AZ 85251; telephone number (480) 481-3940.

DIRECTORS AND EXECUTIVE OFFICERS

The following will serve the Company in the positions indicated ten days after the mailing of this Statement.

Name	Age	Position
Chad Curtis	30	Chief Executive Officer, President, Treasurer, Secretary and Chairman of the Board
Joseph J. Glusic	49	Director - Appointee
Claude Roy Kirk, Jr.	81	Director - Appointee
W. Howard Chan	59	Director - Appointee

Chad Curtis became a director and the Chief Executive Officer, President and Treasurer of the Company on December 20, 2006. From January 2000 through April 2001, he was employed by First Union Securities as a Money Manager and Financial Advisor. From April 2001 through December 2004, Mr. Curtis was associated with J.P. Turner & Company in the same capacity. In April 2005 he was retained by Pointe Capital as a Money Manager and remained in that capacity, on a limited basis, through April 2006 when he became associated with Markwood Capital, a division of Acosta Financial Services, where he remained until August 2006. Mr. Curtis has, for the last several years, also been engaged in the acquisition and sale of pre-construction and post-construction residential real estate. Mr. Curtis will continue, at least for the immediate future, in such business endeavors.

Joseph J. Glusic has spent the majority of his career involved in activities associated with the production, monitoring, processing and ultimate disposal of hazardous and/or radioactive wastes.  He has been an employee of both private and public companies and consulted to a variety of institutions that included public, private and governmental agencies. Clients included nuclear utilities such as Commonwealth Edison Company and Northeast Utilities, as well as, Bechtel Nevada and the Department of Energy (DOE). His responsibilities have included design, operations, management, and principal ownership of companies associated with these types of functions.  In addition, Mr. Glusic’s experience has allowed him to evaluate and develop numerous processes and technologies utilized in the handling and processing of various types of waste streams. He has also written and developed technical and regulatory documents supporting testing, operations, and reporting requirements.  For the last several years Mr. Glusic has also been involved in the acquisition, financing, marketing, and sale of real estate.  He has a degree in Mechanical Engineering from the University of Illinois and has attended various academic and professional educational programs throughout his career to enhance his technical and managerial skills.  He has been licensed by several government agencies, as required to perform his primary functions and achieve his goals.

Former Governor Claude R. Kirk, Jr. is a graduate of the Alabama School of Law.  In 1956 he founded American Heritage Life Insurance Company and became its first President.  On January 3, 1967 he became the first Republican Governor for the State of Florida in over 75 years. During his term as Governor he was responsible for the creation of the Florida Department of Environmental Protection.  After serving his term as Governor, Gov. Kirk continued and still continues to be a staunch and vocal advocate in favor of environmental reforms.  He has, since leaving office, been a welcomed advisor to diverse Republican administrations on a variety of issues as well as a paid speaker on environmental issues.

W. Howard Chan was formerly a Judge in the Civil Court and Criminal Court of New York and a Law Professor developing legal institutions in China since 1978, Judge Chan was senior advisor to China’s governmental Ministries and agencies engaged in developing international trade, infrastructure development projects, real estate development projects, direct foreign investments and resolving international trade, investment & securities disputes. As an international attorney and partner at the international law firm Graham & James and associate attorney at Haight Gardner Poor & Havens, Judge Chan specialized in international commercial, real estate, corporate and financial transactions ranging from energy resources development, to real estate development, construction and finance, and international transportation development & finance in the aviation and maritime fields. Judge Chan was engaged in international development of high technology, information technology and internet companies in China and the U.S. As an entrepreneur, he started companies in wireless telecom, assisted living technologies, online trading and securities industries in Florida. Judge Chan is a licensed New York Real Estate Broker, a licensed Florida Real Estate Salesperson, and a licensed NASD Registered Representative Series 7 and Series 63 stockbroker. Judge Chan was certified a Mediator by Supreme Court of Florida and is one of the few Americans appointed to China’s official Arbitration Commission to arbitrate international commercial disputes in China. Judge Chan was appointed to NYC Community Planning Board #1 covering Lower Manhattan and served many years on the planning and development of Battery Park City. Judge Chan founded the Little League Baseball and Youth Soccer League Programs at Battery Park City and helped develop the playing fields, waterfront & marina recreation areas. Judge Chan graduated with honors from Columbia College, B.A. ‘73 and Columbia Law School, J.D. ’76.

We have no committees of the board, however, we expect to constitute and audit and compensation committee consisting solely of independent directors after the Appointees assume their directorships.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended September 30, 2006, and during the current fiscal year, all filing requirements applicable to the Company’s officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the fiscal year ended September 30, 2006, the Company issued 277,799 shares of its restricted Common Stock to Sunrise Lighting Limited, to pay for the note payable and interests totaling $41,669.95.

During the fiscal year ended September 30, 2006, the Company issued 134,820 shares of its restricted Common Stock to Shaojun Sun, a director and the Chief Financial Officer of the Company, as reimbursement for his expenses incurred on behalf of the Company of $20,223.

BY ORDER OF THE BOARD OF DIRECTORS

Chad Curtis, President
January 12, 2007
Ft. Lauderdale, Florida